CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

The Funds' Boards of Directors/Trustees and Join
Audit Committee terminated Ernst & Young, LLP
("E&Y") as the Funds' independent registered public accounting firm on October 28, 2004 as a result of concerns regarding their independence at the time of the issuance of their report on the Funds' March 31, 2004 financial statements. During the period in which E&Y served as independent registered public accounting firm for the Funds, there were no disagreements between E&Y and the Funds on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. At the request of the Boards and the Joint Audit Committee, Deloitte & Touche LLP has performed a re-audit of the Funds' March 31, 2004 financial statements, which had previously been audited by E&Y. That report is included in this annual report.